2000 Regency Parkway, Suite 300

Cary, North Carolina 27518

December 27, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Fathom Holdings Inc.

Registration Statement on Form S-3

Filed December 20, 2024

File No. 333-283973

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fathom Holdings Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Monday, December 30, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the foregoing, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that there are no underwriters or sales agents involved as the Registration Statement is for a resale offering by selling stockholders.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Andrew Gibbons at (919) 786-4038. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Gibbons via email at agibbons@wyrick.com.

Sincerely,

FATHOM HOLDINGS INC.

By:	/s/ Marco Fregenal
Marco Fregenal
President and Chief Executive Officer

cc: Andrew Gibbons, Wyrick Robbins Yates & Ponton LLP